                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of May, 2004

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F.  X       Form 40-F.
               -----               -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes.          No.  X
         -----        -----

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-          .)
                                                 ----------

     China Southern Airlines Company Limited (the "Company") on May 21, 2004 published in two local newspapers in Hong Kong its announcement, in English and Chinese, in relation to the despatch of a major transaction circular to the shareholders of the Company on May 21, 2004. A copy of the English Announcement is included in this Form 6-K of the Company.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

MAJOR TRANSACTION
DESPATCH OF CIRCULAR

Reference is made to the announcements of the Company published on April 13, 2004 and May 5, 2004 in connection with the Airbus Aircraft Acquisition Agreement and the Transaction contemplated therein. The Circular will be despatched to the shareholders of the Company on May 21, 2004.

Reference is made to the announcement of the Company published on April 13, 2004 (the "Announcement") in connection with the Airbus Aircraft Acquisition Agreement, which constitutes a major transaction of the Company under the Listing Rules. Unless otherwise defined herein, all capitalized terms used herein shall have the same meanings as defined in the Announcement.

Pursuant to Rules 14.38 and 14.40 of the Listing Rules, a circular (the "Circular") setting out the details of the Transaction is required to be despatched to shareholders of the Company by May 4, 2004. As disclosed in the announcement of the Company published on May 5, 2004, the Company applied to the Stock Exchange for an extension of time for despatch of the Circular to a date on or before May 11, 2004 (the "Second Announcement").

Subsequent to the publication of the Second Announcement, additional time were required to update and finalize certain information to be included in the Circular, including information on the indebtedness of the Group. The Company therefore applied to the Stock Exchange for a further extension of time for despatch of the Circular to its shareholders from May 11, 2004 to a date on or before May 21, 2004.

The Circular has now been finalised and will be despatched to the shareholders of the Company on May 21, 2004. The Circular will also be published on the website of the Shanghai Stock Exchange at www.sse.com.cn.
By order of the Board
Su Liang
Company Secretary
Guangzhou, the People's Republic of China
May 20, 2004

As at the date of this announcement, the Directors of the Company include Yan Zhi Qing, Liu Ming Qi, Wang Chang Shun, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo and Wu Rong Nan as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                         By /s/ Su Liang
                                            ------------------------------------
                                            Name:  Su Liang
                                            Title: Company Secretary


Date: May 21, 2004